Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Three Months
	Ended March 31,
	2007
Earnings:
Income from continuing operations before income taxes and minority interest	$153.7
Portion of rents representative of interest expense	2.9
Interest on indebtedness, including amortization of deferred loan costs	20.7
Amortization of capitalized interest
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(0.2)

Earnings, as adjusted	$177.1

Fixed Charges:
Portion of rents representative of interest expense	$2.9
Interest on indebtedness, including amortization of deferred loan costs	20.7
Capitalized interest	—

Total fixed charges	$23.6

Ratio of earnings to fixed charges	7.50	x